Total Pages: 6
Exhibit Index: p.3

PE
9-1-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2002

ORCKIT COMMUNICATIONS LTD.
(Translation of Registrant's Name into English)

126 Yigal Allon Street • Tel Aviv 67448 • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

On September 4, 2002, Orckit Communications Ltd. (the "Company") issued a press release announcing that it received notification from The Nasdaq Stock Market, Inc. that, for a period of 30 consecutive trading days, the Company's ordinary shares have closed below the minimum price of $1.00 per share as required for continued listing on the Nasdaq National Market, and that the Company must regain compliance with these requirements by November 29, 2002. A copy of this press release is annexed hereto as Exhibit 1.

The following document is attached hereto and incorporated by reference herein:

Exhibit 1 Copy of the Company's Press Release dated September 4, 2002.

The first and second paragraphs of the press release attached as Exhibit 1 to this Report on Form 6-K is hereby incorporated by reference into (i) the Registrant's Registration Statement on Form F-3, Registration No. 333-12100; and (ii) the Registrant's Registration Statement on Form F-3, Registration No. 333-12236.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORCKIT COMMUNICATIONS LTD.
(Registrant)

By: Izhak Tamir by Neil Gold pursuant to Power of Attorney
Neil Gold for Izhak Tamir,
pursuant to authorization

Dated: September 4, 2002

45221089.1

EXHIBIT 1

Contacts:
Erez Baron, Controller
Orckit Communications
Tel: 972 3 696 2121
erezb@orckit.com

Jeffrey Corbin / Lee Roth/Joe Mansi (Investor Relations)
KCSA Worldwide
(212) 896-1214/(212) 896-1209/(212) 896-1205
jcorbin@kcsa.com / lroth@kcsa.com / jmansi@kcsa.com

ORCKIT

FOR IMMEDIATE RELEASE

Orckit to Evaluate Measures to Comply with Nasdaq Listing Qualifications

Tel Aviv, Israel, September 4, 2002 - Orckit Communications Ltd. (Nasdaq: ORCT) today announced that it had received a letter from The Nasdaq Stock Market, Inc. stating that, for a period of 30 consecutive trading days, the Company's ordinary shares had closed below the minimum price of $1.00 per share as required for continued listing on the Nasdaq National Market. The letter stated that the Company would have until November 29, 2002 to regain compliance with these requirements.

Orckit will evaluate alternatives to meet the requirements for continued listing on The Nasdaq National Market. The Company's ordinary shares currently trade on The Nasdaq National Market and Tel Aviv Stock Exchange. There is no assurance that measures taken by Orckit, if any, will be sufficient to meet the continued listing requirements on The Nasdaq National Market.

About Orckit Communications

Orckit Communications Ltd. is a leading provider of advanced telecom equipment targeting high capacity broadband services. Orckit offers digital subscriber line (DSL) solutions that enable high-speed broadband data transmission over existing copper infrastructure. Orckit is a majority shareholder of Corrigent Systems, which is developing metro transport telecom products designed to support SONET and Ethernet services utilizing Resilient Packet Ring (RPR) technology.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Orckit assumes no obligation to update the information in this release.

You may register to receive Orckit's future press releases or to download a complete Digital Investor Kit™ including press releases, regulatory filings and corporate materials by clicking on the "KCSA Interactive Platform" icon at www.kcsa.com.